FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated May 7, 2007 announcing that Registrant has entered into an OEM purchase and global marketing agreement with Proxim Wireless Corporation, a wholly-owned subsidiary of Terabeam, Inc. and that Registrant has received its first Broadband Wireless Access order.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated May 7, 2007

Gilat to provide Broadband Wireless Access solutions with Proxim WiMAX products

Gilat’s SkyMP solution chosen by Asiainfo for business and consumer broadband wireless services in Kyrgyzstan

Petah Tikva, Israel, May 7, 2007, Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it has entered into an OEM purchase and global marketing agreement with Proxim Wireless Corporation, a wholly-owned subsidiary of Terabeam, Inc (NASDAQ: TRBM). The agreement is part of an implementation by Gilat of its strategy to expand its product portfolio using Gilat’s core competencies. Leveraging its strong global sales, turnkey project implementation, satellite backhaul solutions and local support capabilities, Gilat now offers WiMAX, Wi-Fi Mesh and other Broadband Wireless Access solutions, to its existing and potential customers.

Gilat has established a wireless solutions department which will market the wireless products – SkyMP.16™ for WiMAX technology and SkyMP.11™ for license-free frequencies. The new department is headed by Tal Meirzon, who, for over 10 years, has held a variety of senior positions at Gilat, including his most recent position as vice president of marketing and business development for Gilat Network Systems. Mr. Meirzon will continue to serve as Gilat Network System’s vice president of business development in addition to his new position as general manager, wireless solutions.

Gilat also announced today that it has received its first Broadband Wireless Access order, from Asiainfo, an Internet Service Provider in Kyrgyzstan. Gilat will provide Asiainfo with an end to end solution which will include a Broadband Wireless Access and wireless backhaul solution. The solution will enable Asiainfo to deliver broadband wireless services for businesses and consumers throughout Kyrgyzstan’s capital, Bishkek. Asiainfo is an existing Gilat customer, that recently deployed a SkyEdge broadband satellite hub within its network.

“The markets which require broadband satellite communications often have a need for Broadband Wireless Access technology,” said Amiram Levinberg, Chairman and CEO of Gilat Satellite Networks Ltd. “Proxim’s WiMAX expertise and product offering, coupled with our strong presence in emerging markets, wide range of satellite technologies, network planning and systems integration capabilities, underscores the synergistic value of this cooperation. The new contract with Asiainfo is an excellent example of how we can now cater to our customers’ broadband wireless access and satellite communications needs through a single point of contact. We have targeted the broadband wireless market as one of Gilat’s future growth engines and are now well-positioned to provide a one stop shop for broadband wireless solutions, on a nationwide basis including rural and remote areas,” he added.

WiMAX is an emerging standard for interoperability of Broadband Wireless Access technologies. As a leader in Broadband Wireless technology, Proxim’s products will expand Gilat’s offering to include WiMAX and Wi-Fi Mesh as additions to its satellite networking solutions. This will enable Gilat to provide wireless Pico base-station architecture – all outdoor, scalable and cost effective data, voice and video solutions. Furthermore, in nationwide deployments, satellite backhaul is often used to connect last mile WiMAX to the Internet backbone.

Proxim’s CEO, Robert E. Fitzgerald said, “We are excited to be working with Gilat to bring end-to-end satellite/terrestrial wireless networks to market. Gilat’s well established global sales together with its turnkey project offering presents an excellent opportunity to reach new customers and markets. We believe that through this relationship we will be able to provide better value to these markets and customers.”

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents.  Gilat’s headquarters is located in Petah Tikva, Israel.  The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway.  In addition, the Company markets numerous other legacy products.

About Proxim Wireless Corporation
Proxim Wireless Corporation is a wholly-owned subsidiary of Terabeam, Inc. (NASDAQ: TRBM). Proxim Wireless is a global pioneer in developing and supplying scalable broadband wireless networking systems for enterprises, governments, and service providers. From Wi-Fi to wireless Gigabit Ethernet – our WLAN, Wi-Fi Mesh, point-to-multipoint, and point-to-point products are available through our extensive global channel network, backed by world-class support. Proxim is a Principal Member of the WiMAX Forum and is ISO-9001 certified.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Relations:
Ayelet Shaked
Phone: +972-3-925-2598
Email: ayelets@gilat.com

Gilat Media Relations:
Kim Kelly
Phone: +972-3-925-2406
Email: kimk@gilat.com